Exhibit 99.1

Celestica Inc.

Annual Meeting of Shareholders

April 29, 2021

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

Business		Outcome of Vote
1.	Election of each director nominee proposed in the Management Information Circular of the Company dated March 11, 2021, to hold office until the close of the next annual meeting of the Company’s shareholders or until the director’s successor is elected or appointed, unless such office is earlier vacated in accordance with the Company’s by-laws:	Each nominee was elected as a director of the Company.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Robert A. Cascella	543,755,368	97.60%	13,368,596	2.40%
Deepak Chopra	548,992,689	98.54%	8,133,735	1.46%
Daniel P. DiMaggio	548,306,512	98.42%	8,817,452	1.58%
Laurette T. Koellner	546,116,528	98.02%	11,007,436	1.98%
Robert A. Mionis	552,240,259	99.12%	4,884,105	0.88%
Carol S. Perry	550,727,084	98.85%	6,396,880	1.15%
Tawfiq Popatia	549,891,050	98.70%	7,233,314	1.30%
Eamon J. Ryan	547,150,577	98.21%	9,975,847	1.79%
Michael M. Wilson	543,973,902	97.64%	13,152,522	2.36%

2.	Appointment of KPMG LLP as the auditor of the Company, to hold office until the close of the next annual meeting of the Company’s shareholders or until its successor is duly appointed.	Approved.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
553,395,175	98.99%	5,672,010	1.01%

Business	Outcome of Vote

3.	Authorization of the Company’s board of directors to fix the remuneration to be paid to the Company’s auditor.	Approved.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
554,341,415	99.49%	2,863,875	0.51%

4.	Approval of advisory resolution on the Company’s approach to executive compensation.	Approved.

Votes For	% Votes For	Votes Against	% Votes Against
484,526,168	86.97%	72,598,406	13.03%